UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2011
Commission File Number 001-33983
Sims Metal Management Limited
(Translation of registrant’s name into English)
110 Fifth Avenue, Suite 700
New York, NY 10011
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains the following:

Exhibit No.

99.1	Press release, dated October 17, 2011, announcing the Allocation Price to apply to the Sims Metal Management Limited — Dividend Reinvestment Plan for the fiscal year 2011 final dividend payable.
99.2	Press release, dated October 17, 2011, announcing the filing of the Sims Metal Management Form 20-F for the fiscal year ended June 30, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 18, 2011	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti Frank M. Moratti
Group Company Secretary and General Counsel